UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the appointment of Board Members by the Federal Government

—

Rio de Janeiro, March 10, 2021 - Petróleo Brasileiro S.A. - Petrobras informs that received official letter from the Ministry of Mines and Energy with two nominations for the Board of Directors in the next Extraordinary General Meeting, selected as provided in art. 18, § 7, of Petrobras’ Bylaws:

1-	Cynthia Santana Silveira
2-	Ana Silvia Corso Matte

These two nominations together with the six nominations released to the market on March 8, 2021 complete the nominations of members to the company's Board of Directors by the Federal Government for the next General Shareholders´ Meeting.

Cynthia Santana Silveira is an electrical engineer, graduated from the Rio de Janeiro State University - UERJ, with master's degrees in Mechanical Engineering from the Federal University of Rio de Janeiro - COPPE/UFRJ and in Gas Engineering from the MINES ParisTech in France. Her professional career was developed in the oil and gas industry, having worked at the French operator Total for 17 years. From 2004 to 2015, she was the Chief Gas and Electricity Officer of this company. She also worked as elected Executive Officer at the Brazilian Institute of Oil, Gas and Biofuels - IBP between 2011 and 2015 and as Executive Officer at BBPP Holding from 2004 to 2015. Since 2015, she has been an independent consultant at EXERGIA Consultoria e Projetos, where she is a partner. Cynthia Silveira has relevant experiences as Board Member and Member of Committees of companies and institutions in the oil and gas sector. She was member of the Board of Directors of Transportadora Associada de Gás (TAG), Transportadora Brasileira Gasoduto Bolívia - Brasil (TBG) and Transportadora Sulbrasileira de Gás (TSB); member of the Executive Committee of the International Gas Union (IGU); and member of the Natural Gas Coordinating Commission of the Brazilian Petroleum Institute (IBP).

Ana Silvia Corso Matte is a lawyer graduated from the Federal University of Rio Grande do Sul - UFRS with a postgraduate degree in human resources from PUC - IAG - Rio de Janeiro. She was Director of Human Resources at Jornal do Brasil, CSN, Sendas and Telsul. From 2006 to 2012 she was Statutory Director of People C-Level at Light S.A. Since 2012, she has been a management consultant, being a managing partner of Ana Silvia Matte Consultoria em Gestão. She has experience as a Board Member of companies such as Cemig, Renova Energia and the startup Superjobs. In addition to the positions on the Board, she has relevant experience in Committees, and is currently an external expert member of the People and Governance Committee of Vale and of the Nomination and Evaluation Committee of Copel.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer